Mail Stop 7010

September 29, 2005

via U.S. mail and facsimile

Robert C. Sepucha
Chief Executive Officer
SPARTA, Inc.
25531 Commercentre Drive, Suite 120
Lake Forest, California  92630-8873

	Re:	SPARTA, Inc.
		Form 10-K for the fiscal year ended January 2, 2005
		Filed April 1, 2005
		File No. 0-21682

Dear Mr. Sepucha:

      We have reviewed your response letter dated September 20,
2005
and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 20

Results of Operations, page 21

1. We note your response to comment 1 in our letter dated August
30,
2005. Specifically, we note your reference to Question 8 of the SEC
"Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures" (SEC FAQ).  Question 8 states the following:

Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

It is permissible and may well be necessary to identify, discuss, and analyze material restructuring charges and other items, whether they are recurring or non-recurring, in Management`s Discussion and Analysis of Financial Condition and Results of Operations. Depending on the nature and materiality of the charge or other item, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating the company`s financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed.

Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. [Emphasis added.]

Based on the above guidance from the SEC FAQ, we do not disagree that your unallowable costs should be discussed in MD&A. As noted in the second paragraph from Question 8, certain costs included within US GAAP measures may need to be identified, discussed and analyzed separately within MD&A. However, it does not appear to us that the need to discuss these costs necessarily warrants your non-GAAP measure presentation for an investor to obtain an understanding of your operating performance. The unallowable costs can be identified, discussed and analyzed separately from the US GAAP measures, gross profit and operating income, discussions.

In addition, Question 8 further states that non-GAAP measures eliminating recurring items may be more likely permissible, if you believe it is probable that the financial impact of the item will disappear or become immaterial within the near-term. In the government contracting arena with cost reimbursable contract vehicles being utilized, it does not appear that your unallowable costs will disappear or become immaterial. As such, it is difficult for us to understand how your non-GAAP measure is appropriate under Item 10(e)
of Regulation S-K. Please reassess the guidance set forth in the SEC
FAQ and revise your future filings.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Robert C. Sepucha
SPARTA, Inc.
September 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE